UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 17, 2008**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 17, 2008, American Independence Corp. issued a press release announcing results of operations for the fourth-quarter and year ended December 31, 2007. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 17, 2008.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 17, 2008
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   (212) 355-4141 Ext. 3047
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2007 FOURTH-QUARTER AND ANNUAL RESULTS

New York, New York, March 17, 2008.   American Independence Corp. (NASDAQ: AMIC) today reported 2007 fourth-quarter and annual results.

Financial Results

Revenues increased to $28.5 million for the three months ended December 31, 2007, compared to revenues of $22.1 million for the three months ended December 31, 2006.   Net income was $0.3 million ($.04 per share, diluted), net of a provision for income taxes of $0.2 million, for the three months ended December 31, 2007, compared to $0.6 million ($.07 per share, diluted), net of a provision for income taxes of $0.4 million, for the three months ended December 31, 2006. As of December 31, 2007, AMIC had approximately $275 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes.

AMIC also reported net income of $1.1 million ($.13 per share, diluted), net of a provision for income taxes of $0.7 million, for the year ended December 31, 2007, compared to $1.5 million ($.17 per share, diluted), net of a provision for income taxes of $1.0 million, for the year ended December 31, 2006. Revenues increased to $119.1 million for the year ended December 31, 2007, compared to revenues of $81.5 million for the year ended December 31, 2006.

On a non-GAAP basis, the Company's income from continuing operations excluding amortization expense and federal income tax charge related to deferred taxes for the three months ended December 31, 2007 was $0.5 million ($.06 per share, diluted), as compared to $1.0 million ($.12 per share, diluted) for the three months ended

December 31, 2006. On a non-GAAP basis, the Company's income from continuing operations excluding amortization expense and federal income tax charge related to deferred taxes was $1.9 million ($0.22 per share, diluted) for the year ended December 31, 2007, as compared to $2.7 million ($.32 per share, diluted) for the year ended December 31, 2006.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are very pleased with the increased revenues generated in 2007 and the direction of AMIC in general but are disappointed with the drop in our earnings. This decrease was largely caused by the need to strengthen reserves in the third quarter of 2007 for medical stop-loss business written in 2006 and 2007. We are optimistic that we will see increases in both revenues and earnings in 2008 for the following reasons. Given Independence American's enhanced A- (Excellent) rating from A.M. Best, we expect that Independence American will write more health business. In particular, in 2008, we expect to expand premiums from our major medical plans for individuals and families. The fully insured medical business written by Independence American in 2007 produced profits, and we expect that this will continue in 2008 and beyond. In addition, our fixed maturity portfolio is rated, on average, AA, and our book value is $9.96 per share."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting and the Federal income tax charge related to deferred taxes.

About American Independence Corp.

AMIC is a holding company principally engaged in employer medical stop-loss, small group major medical, major medical for individuals and families, and managed care insurance and reinsurance through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2007
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2007	**2006**	**2007**	**2006**
Premiums earned	$ 25,395	$ 18,402	$ 106,100	$ 67,777
MGU fee income	2,269	2,738	9,398	10,356
Net investment income	915	901	3,611	3,267
Net realized investment gains (losses)	(137)	18	(88)	66
Other income	59	5	75	19
Revenues	28,501	22,064	119,096	81,485
Insurance benefits, claims and reserves	19,039	12,791	78,618	47,799
Selling, general and administrative expenses	8,659	8,115	37,463	30,267
Amortization and depreciation	242	130	971	689
Minority interest	66	57	215	262
Expenses	28,006	21,093	117,267	79,017
Income (loss) from continuing operations before income tax	495	971	1,829	2,468
Provision (benefit) for income tax	190	361	691	960
Income (loss) from continuing operations	305	610	1,138	1,508
Gain (loss) on disposition of discontinued operations, net of tax	-	-	-	(54)
Net income (loss)	$ 305	$ 610	$ 1,138	$ 1,454
Basic Income (Loss) Per Common Share:				
Income (loss) from continuing operations	$ .04	$ .07	$ .13	$ .18
Gain (loss) on disposition of discontinued operations, net of tax	-	-	-	(.01)
Net income (loss)	$ .04	$ .07	$ .13	$ .17
Weighted average basic common shares	8,504	8,454	8,484	8,452
Diluted Income (Loss) Per Common Share:				
Income (loss) from continuing operations	$ .04	$ .07	$ .13	$ .18
Gain (loss) on disposition of discontinued operations, net of tax	-	-	-	(.01)
Net income (loss)	$ .04	$ .07	$ .13	$ .17
Weighted average diluted common shares	8,532	8,514	8,535	8,506

As of December 31, 2007 there were 8,503,989 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2007	**2006**	**2007**	**2006**
Income (loss) from continuing operations	$ 305	$ 610	$ 1,138	$ 1,508
Amortization of intangible assets related to purchase accounting	50	73	194	427
Federal income tax charge (benefit) related to deferred taxes	146	305	518	749
Income (loss) from continuing operations excluding amortization and federal income tax charge (benefit)	$ 501	$ 988	$ 1,850	$ 2,684
Non - GAAP Basic Income (Loss) Per Common Share:				
Income (loss) from continuing operations excluding amortization and federal income tax charge (benefit)	$ .06	$ .12	$ .22	$ .32
Non - GAAP Diluted Income (Loss) Per Common Share:				
Income (loss) from continuing operations excluding amortization and federal income tax charge (benefit)	$ .06	$ .12	$ .22	$ .32